VF 3-23-05



05040587

'ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



RECEIVED
MAR - 1 2005

SEC FILE NUMBER
8- 29116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RESOURCE-REALTY INVESTMENT SECURITIES ENTERPRISES, INC. D/B/A RISE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8913 STONE GREEN WAY, SUITE 200
(No. and Street)

LOUISVILLE	KENTUCKY	40220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY W. SMITH, CFP, RFT (502) 671-7667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WELENKEN HIMMELFARB & CO., CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

730 WEST MARKET ST., SUITE 200	LOUISVILLE	KENTUCKY	40202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3-28-2005

OATH OR AFFIRMATION

I, GREGORY W. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RISE, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Notary Public, State at Large, KY
My commission expires Aug. 24, 2006



Signature

GREGORY W. SMITH, PRESIDENT
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RISE, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

RISE, INC.
TABLE OF CONTENTS
YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002


WELENKEN
HIMMELFARB
+CO.
CPA

730 West Market Street
Louisville, KY 40202
Tel 502 585-3251
Fax 502 584-3048

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of the Resource-Realty Investment Securities Enterprises, Inc.
dba RISE, Inc.
Louisville, Kentucky

We have audited the statements of financial condition of Resource-Realty Investment Securities Enterprises, Inc., dba RISE, Inc., as of December 31, 2004, 2003, and 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, the financial position of RISE, Inc., as of December 31, 2004, 2003, and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's significant litigation, as discussed in Note H raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WELENKEN HIMMELFARB & CO.
Certified Public Accountants

Louisville, Kentucky
February 28, 2005

RISE, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004, 2003, AND 2002

ASSETS

	2004	2003	2002
CURRENT ASSETS			
Cash and cash equivalents	$ 31,174	$ 102,537	$ 99,930
Accounts receivable	1,187	13,197	31,493
Accrued interest receivable	15	12	23
Miscellaneous broker receivables	1,144	6,648	2,821
Prepaid federal income tax	-	1,000	1,000
Total Current Assets	33,520	123,394	135,888
OTHER ASSETS			
Equipment, less accumulated depreciation	2,539	-	-
Loan to broker	-	3,945	3,448
Deposits	375	375	1,050
Investment in Nasdaq stock and warrants	-	19,600	1,9600
	2,914	23,920	24,098
TOTAL ASSETS	$ 36,434	$ 147,314	$ 159,986

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003	2002
CURRENT LIABILITIES			
Accounts payable	$ 18,675	$ 12,855	$ 30,421
Breakpoint refunds payable	-	21,983	-
Accrued payroll taxes	4,040	3,826	7,805
Arbitration fee payable	3,125	-	-
Accrued arbitration settlement	-	12,000	28,000
Total Current Liabilities	25,840	50,664	66,226
STOCKHOLDER'S EQUITY			
Common stock	6,000	6,000	6,000
Paid in capital	100	100	100
Less: treasury stock, at cost	(118,414)	(118,414)	(118,414)
Retained earnings	122,908	208,964	206,074
	10,594	96,650	93,760
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 36,434	$ 147,314	$ 159,986

See accompanying Notes to Financial Statements.

RISE, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002
REVENUES			
Commissions earned, net	$ 130,887	$ 494,158	$ 597,338
Miscellaneous income	-	2,590	-
Total Revenue	130,887	496,748	597,338
EXPENSES			
Commissions paid out	30,411	335,576	382,513
Salaries and wages	76,842	86,004	96,424
Office expenses and telephone	9,601	8,218	9,287
Rent	9,000	11,390	11,000
Payroll taxes	6,117	6,931	7,811
Depreciation	423	-	479
Licenses and bonding	4,626	1,302	1,470
Other operating expenses	64,018	60,892	68,316
Total Expenses	201,038	510,313	577,300
INCOME (LOSS) FROM OPERATIONS	(70,151)	(13,565)	20,038
OTHER INCOME (EXPENSE)			
Interest income	195	455	1,335
Reduction of arbitration settlement	-	16,000	-
Arbitration settlement	-	-	(28,000)
Loss on sale of stock	(16,100)	-	-
	(15,905)	16,455	(26,665)
EARNINGS (LOSS) BEFORE INCOME TAXES	(86,056)	2,890	(6,627)
INCOME TAXES	-	-	-
NET EARNINGS (LOSS)	($ 86,056)	$ 2,890	($ 6,627)

See accompanying Notes to Financial Statements.

RISE, INC.
STATEMENTS OF CHANGES IN STOCKOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	Common Stock	Paid-In Capital	Treasury Stock, at Cost	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2001	$ 6,000	100	(118,414)	212,701	100,387
NET LOSS	-	-	-	(6,627)	(6,627)
BALANCE, DECEMBER 31, 2002	6,000	100	(118,414)	206,074	93,760
NET EARNINGS	-	-	-	2,890	2,890
BALANCE, DECEMBER 31, 2003	6,000	100	(118,414)	208,964	96,650
NET LOSS	-	-	-	(86,056)	(86,056)
BALANCE, DECEMBER 31, 2004	$ 6,000	$ 100	($118,414)	$122,908	$ 10,594

See accompanying Notes to Financial Statements.

RISE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings (loss)	($ 86,056)	$ 2,890	($ 6,627)
Adjustment to reconcile net earnings (loss) to net cash flow provided by (used in) operating activities			
Depreciation	423	-	479
Loss on sale of stock	16,100	-	-
Changes in operating assets and liabilities			
Accounts receivable	12,010	18,296	27,581
Accrued interest receivable	(3)	11	106
Other receivables and assets	6,504	(2,531)	(2,739)
Accounts payable and accrued expenses	(24,824)	(15,562)	(70,270)
Net cash provided by (used in) operating activities	(75,846)	3,104	(51,470)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of equipment	(2,962)	-	-
Proceeds from sale of stock	3,500	-	-
Decrease (increase) in loan to broker	3,945	(497)	552
Net cash provided by (used in) investing activities	4,483	(497)	552
NET CHANGE IN CASH AND CASH EQUIVALENTS	(71,363)	2,607	(50,918)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	102,537	99,930	150,848
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 31,174	$ 102,537	$ 99,930

See accompanying Notes to Financial Statements.

RISE, INC.
NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity – The Company operates as a broker dealer of investment securities.

Basis of Accounting – The Company's policy is to prepare its financial statements on the accrual basis of accounting.

Equipment and Depreciation – Equipment is recorded at cost. Depreciation is calculated using accelerated methods that do not significantly differ from methods allowed by generally accepted accounting principles.

Accounts Payable – Accounts payable include amounts due to brokers for their share of commissions on security transactions. It is Company policy not to pay the broker until such time as payments are received by the Company.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires estimating some of the amounts reported. Actual amounts could differ from those estimates.

Income Taxes – There are no timing differences used by the Company which would result in the creation of a deferred tax account. Income for tax purposes is approximately the same as income reported for accounting purposes.

B. SALE OF SECURITIES

The Company has entered into an arrangement to sell securities through another broker-dealer. The arrangement included a provision for a deposit to be made by RISE, Inc. (the introducing broker-dealer) to the clearing broker-dealer in case of customer defaults on payments for securities. At December 31, 2004, the deposit amounted to $25,000, at December 31, 2003 and 2002 the deposit amounted to $50,000 and is included in cash and cash equivalents.

C. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded.

D. BREAKPOINT REFUNDS PAYABLE

Certain Company customers may be eligible for a refund of a portion of the front-end sales charge that they paid when they purchased shares of mutual funds through the Company. The Company has estimated this potential liability to be approximately $21,983 at December 31, 2003. There was no remaining liability at December 31, 2004.

E. LIABILITIES SUBORDINATED TO GENERAL CREDITORS

On December 31, 2004, 2003, and 2002 there were no liabilities that were subordinated to general creditors.

F. COMMON STOCK AND TREASURY STOCK

The Company has 2,000 shares of no par common stock authorized, with a stated value of $3.00 per share. At December 31, 2004, 2003, and 2002, there were 2,000 shares issued, 1,400 shares held in treasury, and 600 shares outstanding. Treasury stock is recorded using the cost method.

G. UNUSED OPERATING LOSS CARRYFORWARDS

The Company has available at December 31, 2004, unused operating loss carryforwards of approximately $98,000, which may provide future tax benefits.

H. LITIGATION AND GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's significant litigation, as discussed below raises substantial doubt about its ability to continue as a going concern.

During the year ended December 31, 2002 the arbitration of National Association of Securities Dealers, Inc. (NASD) case number 00-04455 resulted in an award of $28,000 to the customer against the Company. The Company recorded the $28,000 arbitration settlement expense and liability in the accompanying financial statements. The Company appealed the arbitration settlement and has reached an agreement to which the Company will pay the customer $12,000 for a full release of all claims against the Company. The reduction of the arbitration settlement in the amount of $16,000 has been recorded for the year ended December 31, 2003.

H. LITIGATION AND GOING CONCERN (Continued)

The Company has been notified of a customer complaint for the year ended December 31, 2002 by NASD. The complaint is NASD case number 02-04852. As of December 31, 2004, without admitting any liability the Company negotiated an agreement pursuant to which the Company agreed to pay the customer 33.3% of the net proceeds of the sale of the Company by June 4, 2005, or the customer may execute on an agreed $140,000 judgment against the Company in exchange for a release of all claims against the Company.

During the year ended December 31, 2004, a customer alleged an unsuitability claim against the Company. The complaint is NASD case number 03-08707. Without admitting any liability the Company negotiated an agreement pursuant to which the Company agreed to pay the customer 33.3% of the net proceeds of the sale of the Company by June 4, 2005, or the customer may execute on an agreed $140,000 judgment against the Company, in exchange for a release of all claims against the Company.

During the year ended December 31, 2003, a registered representative of the Company initiated a NASD arbitration proceeding against the Company concerning employment related matters. The complaint is NASD case number 03-07926. As of December 31, 2004, without admitting any liability, the Company negotiated an agreement with the registered representative disposing of their claims against the Company that did not require the payment of any amount, or the promise of a future payment of any amount, by the Company

During the year ended December 31, 2003, The Kentucky Department of Financial Institutions (the "Department") received complaints from two customers of the Company. Following an investigation, the Department filed an administrative complaint against the Company. Without admitting any liability, the Company negotiated an agreement with the Department regarding entry of an amended and agreed to judgment requiring the Company to make offers of restitution to the individuals. As of December 31, 2004 neither of the individuals accepted the offers of restitution.



730 West Market Street
Louisville, KY 40202
Tel 502 585-3251
Fax 502 584-3048

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
of the Resource-Realty Investment Securities Enterprises, Inc.
dba RISE, Inc.
Louisville, Kentucky

We have audited the financial statements of RISE, Inc. for the years ended December 31, 2004, 2003, and 2002, and have issued our report thereon dated February 28, 2005. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules of Net Capital and Aggregate Indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Welenken Himmelfarb & Co.

WELENKEN HIMMELFARB & CO.
Certified Public Accountants

Louisville, Kentucky
February 28, 2005

RISE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (SEC)
AS OF DECEMBER 31, 2004

NET CAPITAL	
Total stockholder's equity	$ 10,594
Less unallowed assets:	
Cash NASD credit	(1,129)
Accrued interest receivable, broker receivables, and deposits	(1,534)
NET CAPITAL	$ 7,931
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 18,675
Accrued expenses	7,165
TOTAL AGGREGATE INDEBTNESS	$ 25,840
Reconciliation with Company's Computation	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 9,675
Less reclassifications	1,744
Net Capital – per above	$ 7,931


WELENKEN
HIMMELFARB
+CO.
CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

730 West Market Street
Louisville, KY 40202
Tel 502 585-3251
Fax 502 584-3048

To the Board of Directors
of the Resource-Realty Investment Securities Enterprises, Inc.
dba RISE, Inc.
Louisville, Kentucky

We have examined the financial statements of RISE, Inc. for the years ended December 31, 2004, 2003, and 2002, and have issued our report thereon dated February 28, 2005. As a part of our examination, we have made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the systems as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by RISE, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exempted provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures referred to in the preceding paragraph can be expected to achieve the commission's above-mentioned objectives. The objectives of a reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of any internal accounting control procedures or the practices referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the internal controls are adequate to accomplish these objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and NASD and should not be used for any other purpose.



WELENKEN HIMMELFARB & CO.
Certified Public Accountants

Louisville, Kentucky
February 28, 2005